USB AG

677 Washington Boulevard

Stanford, CT 06901

Ms. Amy L. Starr

Chief

Office of Capital Markets Trends

Division of Corporation Finance

US Securities and Exchange Commission

Washington, DC 20549

May 3, 2012

Re:	UBS AG
424 Prospectuses relating to Registration Statement on Form F-3ASR
Filed January 11, 2012
File No. 333-178960

Dear Ms. Starr:

We respectfully submit the responses set forth below to the comment letter dated April 12, 2012 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to 424 Prospectuses relating to issuances of structured notes pursuant to Registration Statement on Form F-3ASR filed January 11, 2012 (File No. 333-178960) (the “Registration Statement”). We have numbered our responses in accordance with the comments in your letter.

Product Names

1. We acknowledge your concern regarding note titles. UBS has not issued any notes pursuant to the current Registration Statement using the term “principal protected” in their titles. As a general practice UBS strives not to use security titles that could be misconstrued or that present an unbalanced presentation of a product’s benefits and risks.

Product Pricing and Value

2. UBS includes disclosure in its pricing supplements and product supplements alerting investors that secondary market prices for UBS’s structured notes are likely to be lower than the issue price due to the inclusion of commissions, hedging costs and compensation in the public offering price of structured notes. The underwriting discount applicable to each note is also clearly disclosed on the cover page of each pricing supplement.

UBS has previously considered disclosure of fair market values for its structured note products, and continues to do so. To date, UBS has not included a quantified fair market value in its structured notes disclosure documents for a number of reasons. Because the fair market value of a structured note is constantly variable (including in the interval between pricing and preparation of a final pricing supplement) and dependent upon several inputs (including valuations for underlying assets or indices that are themselves subject to continual fluctuations in market value), any estimate of fair market value is likely to become quickly outdated. In addition, the use of different proprietary pricing models by issuers and market participants results in a range of fair market value estimates. We also believe that inclusion of an estimate of fair market value could be susceptible to overreliance by investors as an ongoing representation of fair market value. Finally, because Regulation S-K and registered offering practice have to date focused on objectively verifiable facts such as the price to public and underwriting discount, there is little to no practice or guidance available to issuers that can be applied to the estimation or establishment of “fair values” of publicly offered securities. We welcome the Commission’s guidance regarding such disclosure.

It has not been our practice to date to attempt to estimate per note costs and expenses. The US structured notes program incurs “platform” expenses that are incurred over time and that are not specific to individual note issuances, such as legal fees incurred with filing the base prospectus and product supplements and technology costs. Because issuances are made on an ongoing basis, the portion of these costs allocable to any individual note issuance declines over time, making these costs difficult to allocate on a per-issuance basis. We believe that per-note costs and expenses are immaterial.

3. Upon issuance of a structured note, UBS establishes a position in its risk management system representing the estimated fair market value of the note based upon UBS’s proprietary pricing models. UBS establishes a second position in its secondary quoting system representing the aggregate value of the underwriting discount and theoretical projected trading profit as well as the value of anticipated hedging costs over the life of the trade embedded in the offering price of the note. These two values are added to generate the note value that appears on customer account statements as well as the basis for UBS’s secondary market bid and offer prices.

The estimated fair market value of the note is updated continuously based upon changes in value of the underlying reference asset or index, interest rates, currency rates, volatility, issuer credit quality, and the other economic determinants of the value of the notes.

The position in the secondary market quoting system that represents theoretical projected trading profit and underwriting discount is amortized downward on a straight-line basis over a fixed period of time. This amortization may be accelerated in the case of larger than expected repurchases of notes.

Prior to the amortization in full of theoretical trading profit and underwriting discount, the values shown on client statements may exceed the fair market value of the note to a third party. These values also represent the basis for UBS’s secondary market bid price. While UBS undertakes no legal obligation to make a market in the structured notes it offers, UBS’s practice is to make a market in its securities at a bid/offer spread based upon the sum of the two positions described above. To the extent that UBS repurchases notes prior to the full amortization of theoretical trading profit and underwriting commissions, UBS’s bid price may exceed the estimated fair market value of a structured note. We are prepared to revise our disclosure to reflect these considerations.

Use of Proceeds and Reasons for Offerings

4. UBS uses the proceeds of its structured notes offerings for general corporate purposes and to hedge its obligations under such notes. The proportion of issuance proceeds allocated to each of these purposes varies from issuance to issuance. The proceeds of notes that exceed the amount required to hedge UBS’s obligations thereunder are generally utilized by UBS for general corporate purposes.

Because UBS hedges its derivatives positions on a portfolio basis, the amount of proceeds of each note that will be required to hedge can be quite difficult to determine with certainty. To offer a simple example: UBS might issue a note requiring it to establish a long position in a certain number of shares of stock to hedge its liability. Ordinarily, a portion of the notes proceeds would be used to purchase UBS’s hedge. However, if UBS already has a short position already in the shares in question, it will simply reduce its overall position and no funding of a new long position will be required. Because the aggregate positions held by UBS are constantly changing, the amount of proceeds required to effect a hedge are not always known and may continue to change following execution of a transaction. As a result it is often not feasible to estimate a specific amount of proceeds that will be used initially for hedging. UBS’s practice therefore is to disclose its general intent to use the proceeds of each offering for general corporate purposes and hedging. We do not believe that the amounts devoted to each purpose are material to structured note investors. If required, we are able to amend our disclosure to state that offerings are made primarily to meet investor demand for structured products.

5. As part of its discussion of funding activities, UBS has disclosed in its annual report and the notes to its annual financial statements that our structured notes programs comprise a part of UBS’s global funding programs (see http://www.sec.gov/Archives/edgar/data/1114446/000119312512115964/d308675d20f.htm for the related Exchange Act filing). In particular, the structured notes programs are designed to respond to investor demand while, as noted in that discussion and as shown in our notes to the financial statements, contributing at a global level to the diversification of UBS’s funding sources.

As of December 31, 2011, the fair value of all our structured debt outstanding, globally, totaled approximately CHF 75 billion1. At the end of each of 2009, 2010 and 2011, such liabilities represented approximately 7.7%, 6.7% and 5.3%, respectively, of UBS’s total liabilities and equity, and 12.5%, 11.3%, and 9.2%, respectively, of UBS’s total funding liabilities. Deposits, at CHF 342 billion or 42% of UBS’s total funding sources, represented UBS’s largest source of funding as of December 31, 2011.

Currently outstanding structured note issuances made under the Registration Statement and the preceding registration statement on Form F-3ASR filed on January 13, 2009 total approximately $2.3 billion, representing an immaterial portion of UBS’s outstanding global structured debt issuances.

[1]	For general information, the spot exchange rate as of March 31, 2012 was CHF 0.90 = USD 1.

Equity-linked notes issuances have been weighted toward autocallable structures and reverse convertibles, with a smaller proportion of exchange-traded notes issuances, while lower interest rates have made notes with full market risk reduction features less marketable.

Approximately 85% of the currently outstanding rates-linked structured note issuances under the Registration Statement and the Prior Registration Statement represent callable obligations, and the balance represent obligations with a fixed maturity. Over the past three years, rates-linked note issuances have tended toward callable fixed-rate step-up notes, capped and/or floored floating rate notes and dual range accrual notes linked to short-term floating interest rates and a published equity index.

Registered FX-linked structured notes represent maturities ranging from three months to three and a half years. Over the past three years, FX- and commodity linked note issuances have tended towards simple payoff structures accommodating an opportunistic investment strategy.

Registered structured note offerings overall have tended in recent years toward more and smaller size issuances.

Plan of Distribution

6. UBS generally markets its structured notes to investors during a fixed period of time, or in response to specific expressions of investor interest. In a typical structured note offering, broker-dealers, including affiliates, receive orders from their clients for a specific principal amount of notes. Those offers are then communicated to UBS during the relevant marketing period. Prior to, or on, the trade date (pricing date), distributor broker dealers confirm their offers to UBS. On the trade date, UBS agrees to issue a number of notes equal to the principal amount of offers to buy that distributor broker-dealers have received from their clients and communicated to UBS (and later confirmed). Those notes are purchased by the broker-dealer distributors as principal and resold to the broker-dealer’s clients. The distributor broker-dealers generally do not purchase notes for their own account.

With the exception of exchange-traded notes, the vast majority of structured notes are sold at fixed prices to investors. However, in some instances notes are sold at differing prices to investors. In those instances, a preliminary offering document, such as a preliminary pricing supplement filed as a free writing prospectus, might indicate a range of negotiated prices to be offered by dealers, other than UBS Securities LLC, to investors. For example, the range might be 97.50-100.00% of par value (the markup to par reflecting the underwriting discount). During the marketing period for an offering with variable reoffer prices, UBS expects to receive offers from broker-dealers (on behalf of their clients) at different points in time, whereupon UBS hedges its potential exposure under the notes at economic levels based on those offers received. This has the effect of locking in a price at a certain economic level and could operate to the end-investor’s benefit to the extent that the market conditions at that time (as opposed to later in the offering process) allow UBS the ability to offer better pricing. Depending on the level and timing of hedging and the timing of offers received, some investors may ultimately purchase the notes at prices that are different from other investors, to the extent UBS was able to lock in a portion of its hedge (and therefore its economic risk) at a particular level (or levels) that allow it to offer better pricing.

The initial issuance and offer of exchange-traded notes is generally made through UBS Securities LLC, which remarkets the notes at market prices. Following initial issuance, exchange-traded notes are marketed on a continual basis at market prices prevailing at the time of sale, at prices related to market prices or at negotiated prices. UBS occasionally markets exchange-traded notes to retail investors through affiliated or unaffiliated broker-dealers for a fixed period of time.

7. UBS offers structured notes using preliminary pricing supplements — filed with the SEC as free writing prospectuses — that disclose a range for certain economic terms to be determined on a later trade (pricing) date. For example, the preliminary pricing supplement for a note might disclose a range of 10-11% per annum as the coupon rate. The preliminary pricing supplement in that example would disclose that investors are expected to make their decision to invest based on that range and, in particular, it would disclose that investors could ultimately receive the rate at the low end of the range. On the trade date, when the note is priced, end-investors are sold a note with a minimum annual coupon rate of 10%. The actual coupon rate is included in a final pricing supplement filed pursuant to Rule 424(b) of the Securities Act. The size of the range is determined by a number of factors that are relevant to the pricing of the derivatives and, if applicable, the fixed income instruments that may be imbedded in the note, such as the implied volatility of the underlying reference asset, interest rates, dividend rates, and other factors, such as the length of the marketing period. The actual terms are established based on (i) various factors as they exist on the trade (pricing) date, including the market price and levels of implied volatility of the underlying reference asset, and interest rates, dividend rates and other factors that are relevant to the pricing of derivatives and/or fixed income instruments, and (ii) the amount of hedging UBS conducted based on the orders received during the marketing period and the levels at which those hedges were executed.

Liquidity

8. UBS provides standard disclosure to structured note investors clearly indicating that investors should be willing to hold their securities to maturity and that there may be little or no secondary market for the structured notes. When applicable, UBS clearly discloses that securities will not be listed on any securities exchange or any electronic communications network. UBS discloses its intent to make a market for the structured notes and its right to stop making markets at any time.

UBS is usually the only significant secondary market liquidity provider for structured notes that are marketed to retail investors. UBS supports the secondary market for its structured notes by typically maintaining a continuous bid for its securities in the secondary market and repurchases structured notes from investors on most business days. In practice, UBS’s bid price for such repurchases is based upon the estimated fair market value for such notes and unamortized theoretical projected trading profit and underwriting commissions as described in paragraph 3 above. Prior to the full amortization of theoretical trading profit and underwriting commissions, UBS’s bid price may exceed the estimated fair market value of the note.

Issuer Credit Risk

9. UBS includes specific disclosure in all structured note offering documents alerting investors to the credit risk of UBS. We believe that this disclosure provides investors with clear disclosure of the credit risk inherent in purchasing UBS debt security and is responsive to your comments. This disclosure appears on the cover page and in multiple additional locations in our structured note offering documents.

Tax Consequences

10. In respect of takedowns of structured notes from our shelf registration statement, it is our practice to provide tax disclosure for each structured note describing the material elements of the note and explaining a range of tax consequences potentially relevant to purchasers of the note. The tax disclosure is based on the opinion of our outside counsel, which, as permitted under Item 601(b)(8) of Regulation S-K and discussed in Staff Legal Bulletin No. 19, is provided in the text of the pricing supplement itself (or, in certain instances, in a product supplement that is incorporated into the pricing supplement, with a reference to the location of the tax opinion provided in the text of the pricing supplement). A consent of each counsel to its opinion being issued in a future pricing supplement and to being named as provided in that opinion is filed as an exhibit to our shelf registration statement as required by item 601(b)(23) of Regulation S-K.

Referenced Asset or Index Disclosure

11. We acknowledge your comments in paragraph 11 and will revise our disclosures regarding underlying unaffiliated assets or indices to indicate that UBS has undertaken no independent review or due diligence of publicly available information regarding the same.

12. UBS has in the past disclosed hypothetical historical price information (i.e., back-tested performance data) where there is limited historical price information with respect to the index or basket that is the reference asset underlying a structured note. The term “back-tested performance data” as used herein refers to simulated (hypothetical) performance data that is produced by applying an objective, easily verifiable calculation methodology to historical market prices of products (equities, commodities, etc.) that comprise the index or basket. UBS does not use substitute assets for backtesting if historical prices are not available for the products that actually comprise the index or basket.

In the context of newly created indices or baskets that lack significant operating history, we believe that objective, factual back-tested performance data accompanied by robust disclosure is both beneficial and informative to investors. In circumstances where there is only limited live performance data presenting only that data for the short period of time that the index or basket was live can be far less informative than back-tested performance presented over long periods of time covering various market conditions.

We believe that where the use of back-tested index or basket data and its inherent limitations are clearly disclosed, and the back-tested data is presented over a sufficiently long period of time to mitigate the risk of curve-fitting or cherry-picking, such disclosure enables investors to make better and more fully informed decisions than they could if they were limited to “live” data drawn from a shorter period of time. In our view, such disclosure should include, without limitation, (i) a clear statement explaining that back-tested data is being used, (ii) identification of the time periods covered by back-tested data vs. where data reflects live index or basket performance (if any), and (iii) an explanation of associated risks, including how back-tested performance is constructed and the limitations associated with its use.

UBS’s disclosure of back-tested performance data as defined herein is relatively limited, because the majority of registered structured notes that it issues reference either a single equity security or a well known index such as the S&P 500 that has substantial historical price data.

Disclosure Format

13. UBS AG uses multiple documents to provide disclosures to investors in its structured notes offerings. Each preliminary and final pricing supplement incorporates by reference the base prospectus and product specific supplements. As a general matter, the base prospectus provides general information with regard to UBS debt securities and warrants, product supplements provide more specific information regarding a particular product type, and pricing supplements provide the specific terms of individual note issuances. This architecture is intended to make it easier for investors to find and review the information they are looking for. Each of these documents provides general and specific risk disclosures on investing in UBS AG notes, investing in structured notes in general, and investing in specific structures. The preliminary and final supplements for each offering reiterate these disclosures and provide detailed risk disclosures for purposes of the specific offering. Product supplements and pricing supplements include a summary of the investment, investment considerations, risk factors, hypothetical performance examples and information concerning the underlying reference asset. Pricing supplements also include the final pricing terms for each issuance.

Exhibits

14. UBS files exhibits to its registration statement as required pursuant to Regulation S-K, Item 601. UBS’s form of distribution agreement is filed with the Registration Statement as Exhibit 1.1 and incorporated by reference to Exhibit 1.1 of UBS’s registration statement no. 333-132747. The rights of structured note holders are defined by UBS’s Senior Debt Indenture and the First Supplemental Indenture thereto, filed as exhibits 4.1 and 4.2, respectively, to the Registration Statement and incorporated by reference from registration statement no. 333-132747. Qualified opinions of counsel as to validity and opinions as to tax matters are filed as exhibits 5.1, 5.2, 8.1 and 8.2, respectively. Following each offering of structured notes from the Registration Statement, validity opinions meeting the requirements of Staff Legal Bulletin No. 19 (Legality and Tax Opinions in Registered Offerings) are filed as exhibits under cover of Form 6-K as contemplated by part 2 of the Staff Legal Bulletin. Tax opinions from our outside counsel are provided as described in our response to comment 10, above.

Acknowledgement

•	UBS acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings;

•	UBS acknowledges that Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to filings;

•	UBS acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

By:	/s/ Gordon S. Kiesling
Name: Gordon S. Kiesling Title: Executive Director